Exhibit 99.1

Hailiang Education Group Inc. Reports Financial Results For The First Six Months of Fiscal Year 2019

HANGZHOU, China, Mar. 26, 2019 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education" or the "Company"), an education and management service provider of primary, middle, and high schools in the PRC, today announced its financial results for the first six months of fiscal year 2019 ended December 31, 2018.

“Hailiang Education has a mission to provide “Distinguished, Specialized, and Internationalized Education” to our students. Guided by this mission, Hailiang Education has continued to provide prestigious basic and international education services. For the first six months of fiscal year 2019, our revenue was RMB652.7 million, increased by 29.8% from RMB502.7 million. Our net profit was RMB129.6 million, increased by 66.4% from RMB77.9 million. The increase was due to the continued growth of tuition of our affiliated schools and the expansion of our management, educational training, educational trips and overseas studying services. As an education services provider of private primary, middle and high schools, Hailiang Education continued to facilitate the growth in the existing schools that we operate, enhance education quality and academic performance, and to provide diverse education and management services for our schools and students,” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education.

Mr. Wang continued, “Furthermore, our earning capability continued to grow. For the first six months of fiscal year 2019, our gross profit margin was 30.3% and net profit margin was 19.9%, increased from 23.2% and 15.5% respectively, compared to the same period last year.”

Overview of Recent Operations

As of December 31, 2018, Hailiang Education provided education and management services for a total of 36 schools, with an aggregate number of 61,146 students enrolled. Of the 36 schools, Hailiang Education owned and sponsored 9 schools (the “affiliated schools”), with an aggregate number of 22,589 students enrolled; Hailiang Education managed and operated 27 schools (the “managed schools”), with an aggregate number of 38,557 students enrolled.

For the first six months of fiscal year 2019, the revenue from tuitions of Hailiang Education’s affiliated schools reached RMB544.1 million, an increase of 8.2% from RMB502.7 million for the same period last year. The annualized average tuition per student of Hailiang Education affiliated schools was RMB54,202, an increase of 9.3% from RMB49,578 for the same period last year. We note that the revenue from our international programs significantly increased. As of December 31, 2018, the enrollment in Hailiang Education’s international programs grew to 4,555, an increase of 12.0% from 4,066 as of December 31, 2017; the annualized average tuition per student for the international programs reached RMB93,376, an increase of 11.8% from RMB83,501 for the same period last year.

We are committed to implementing inter-regional development strategies to promote Hailiang Education’s growth through acquisitions. In October 2018, Hailiang Education acquired 51% controlling interest in Zhenjiang Jianghe High School of Art Co., Ltd. (“Zhenjiang Jianghe High School of Art”) located in Jiangsu Province, the second high school specializing in art operated by Hailiang Education. We affirmed our asset-light strategy through various cooperation with local governments, private educational institutes, and providing management services to both private and public schools across China. For the first six months of fiscal year 2019, Hailiang Education managed and operated an additional 11 managed schools. The increase in the number of the managed schools contributed to the increase in revenue from providing management services. For the first six months of fiscal year 2019, Hailiang Education’s revenue from providing management services reached RMB16.9 million. In addition, we have continued to expand our service offerings through providing value-added services, such as educational training, educational trips and overseas study consulting services. For the first six months of fiscal year 2019, the revenue from educational training services was RMB59.8 million and the revenue from educational trips and overseas study consulting services was RMB30.0 million.

We have operated by firmly rooting our development and reputation in the high-quality academic performances of our students. As of March 22, 2019, 101 students from the 2019 graduating class of our international programs have received, in the aggregate, more than 200 offers from Top 100 universities in Australia, the United Kingdom, and the United States. In addition, our students have received remarkable achievements in Academic Competition in the PRC, with 55 students from Hailiang Senior Middle School awarded third or higher prizes in the National Math, Physics, Chemistry, Biology and Information Technology Competition. Jiaru Shi, a student enrolled in Hailiang Senior Middle School, was awarded the sole gold medal in the National Physics Competition of Shaoxing City and received a conditional offer from Peking University.

Hailiang Education will continue to carry out its asset-light strategy, enhance internal and external growth, improve academic performance, and provide more diversified, high-qualify, and satisfactory services to our schools and our students. And we will constantly improve performance and bring returns to our shareholders.

Highlights for the First Six Months of Fiscal Year 2019

	Six Months Ended December 31,
(RMB millions, except per share data)	2018	2017	% Change
Revenue	652.7	502.7	29.8%
Gross Profit	197.7	116.6	69.6%
Gross Margin	30.3%	23.2%	7.1	pp*
Operating Profit	165.2	77.7	112.6%
Operating Margin	25.3%	15.5%	9.8	pp*
Net Profit	129.6	77.9	66.4%
Net Profit Margin	19.9%	15.5%	4.4	pp*
Earnings per Share	0.29	0.19	52.6%

*Note: pp represents percentage points

•	Revenue was RMB652.7 million (US$94.9 million), an increase of 29.8% from RMB502.7 million for the same period last year.
•	Gross profit was RMB197.7 million (US$28.8 million), an increase of 69.6% from RMB116.6 million for the same period last year.
•	Gross margin was 30.3% compared with 23.2% for the same period last year.
•	Net profit was RMB129.6 million (US$18.8 million), an increase of 66.4% from RMB77.9 million for the same period last year.
•	Net profit margin was 19.9% compared with 15.5% for the same period last year.
•	Basic and diluted earnings per share were RMB0.29 (US$0.04) compared with RMB0.19 for the same period last year.
•	As of December 31, 2018, we owned and sponsored 9 affiliated schools, with an enrollment of an aggregate number of 22,589 students; We managed and operated 27 managed schools, with an enrollment of an aggregate number of 38,557 students. The number of students enrolled in the basic educational program of our affiliated schools was 18,034, a slight decrease of 3.8% from 18,747 as of December 31, 2017, as a result of our policy of heightening our admission policies and proactively selecting the most qualified students for enrollment. The number of students enrolled in our international programs was 4,555, an increase of 12.0% from 4,066 as of December 31, 2017.

Financial Results for the First Six Months of Fiscal Year 2019

Revenue

Revenue was RMB652.7 million (US$94.9 million), an increase of 29.8% from RMB502.7 million for the same period last year.

The table below sets forth a breakdown of our total revenue:

	Six Months Ended December 31,
(RMB millions)	2018	2017	% Change
K-12 educational services	544.1	502.7	8.2%
Basic educational program	355.1	351.8	0.9%
International program	189.0	150.9	25.2%
Educational training services	59.8	-	N/A
Management services	16.9	-	N/A
Others	31.9	-	N/A
Total revenue	652.7	502.7	29.8%

Revenue from K-12 educational services was RMB544.1 million (US$79.1 million), an increase of 8.2% from RMB502.7 million for the same period last year, primarily due to the increase in revenue from international program.

Revenue from the basic educational program was RMB355.1 million (US$51.6 million), a slight increase of 0.9% from RMB351.8 million for the same period last year.

Revenue from the international program was RMB189.0 million (US$27.5 million), an increase of 25.2% from RMB150.9 million for the same period last year, primarily due to the increase of the number of students enrolled in this program and an increase in the program’s tuitions.

Revenue from educational training services was RMB59.8 million (US$8.7 million) for the first six months of fiscal year 2019, mainly derived from extracurricular courses provided to students in our affiliated schools and managed schools.

Revenue from management services was RMB16.9 million (US$2.5 million) for the first six months of fiscal year 2019, derived from the provision of logistic, management and consulting services to managed schools beginning in the second half of fiscal year 2018.

Other revenue was RMB31.9 million (US$4.6 million), mainly derived from the provision of educational trips and overseas study consulting services to students in our affiliated and managed schools.

Cost of Revenue

Cost of revenue was RMB455.0 million (US$66.2 million), an increase of 17.8% from RMB386.1 million for the same period last year. The increase was primarily due to higher labor costs associated with our increased employee headcount and increased compensation levels of employees and increase in other costs, primarily due to the launch of educational trip business and overseas study consulting service business beginning in the second half of fiscal year 2018.

Gross Profit and Gross Margin

Gross profit was RMB197.7 million (US$28.8 million), an increase of 69.6% from RMB116.6 million for the same period last year.

Gross margin was 30.3% compared to 23.2% for the same period last year. The increase in gross margin was mainly due to the increase in average tuition and the high profitability of our educational training services and management services.

Operating Expenses

Operating expenses were RMB42.4 million (US$6.2 million), an increase of 6.3% from RMB39.9 million for the same period last year.

Selling expenses were RMB9.9 million (US$1.4 million), a decrease of 51.0% from RMB20.2 million for the same period last year. The decrease was mainly attributable to the adoption of the IFRS 15 accounting standard and the resulting capitalization of sales commissions. For more information, see “Recently Adopted Accounting Pronouncements”.

Administrative expenses were RMB32.6 million (US$4.7 million), an increase of 65.5% from RMB19.7 million for the same period last year, which was primarily due to the increase in administrative staff costs and the increase in other general operational expenses generated from newly established subsidiaries.

Net Finance Income

Net finance income was RMB12.5 million (US$1.8 million), an increase of 104.9% from RMB6.1 million for the same period last year, which was primarily due to an increase in the interest income derived from term deposits held at a related party finance entity.

Tax expense

Tax expense was RMB48.0 million (US$7.0 million) compared with RMB5.9 million for the same period last year. The increase was mainly driven by the growth of educational services that were subject to income tax.

Net Profit

Net profit was RMB129.6 million (US$18.8 million), an increase of 66.4% compared to RMB77.9 million for the same period of last year.

Basic and Diluted Earnings per share

Basic and diluted earnings per share were RMB0.29 (US$0.04) compared to basic and diluted earnings per share of RMB0.19 for the same period last year.

Cash Flow

Net cash provided by operating activities was RMB646.9 million (US$94.1 million), a slight decrease of 5.0% from RMB681.3 million for the same period last year. The decrease was mainly due to income taxes paid and a larger amount of the tuition of fiscal year 2019 received before June 30, 2018 compared with the same period last year. Net cash used in investing activities was RMB211.5 million (US$30.8 million), compared with RMB443.8 million for the same period last year. The decrease was mainly due to the decrease of term deposits placed with a related party finance entity and the decrease of purchase of property and equipment compared with the same period last year. Net cash used in financing activities was RMB7.3 million (US$1.1 million), compared with nil for the same period last year, and the increase was mainly due to the dividends paid by a subsidiary of HLG to non-controlling interests.

Balance Sheet

As of December 31, 2018, the Company had cash and cash equivalents of RMB1,244.4 million (US$181.0 million), compared to RMB812.6 million as of June 30, 2018. As of December 31, 2018, the Company had cash deposit and term deposits held at a related party finance entity of RMB1,220.9 million (US$177.6 million) and RMB394.4 million (US$57.4 million), respectively. The cash deposit and term deposits held at a related party finance entity as of June 30, 2018 was RMB740.7 million and RMB204.0 million respectively.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

Recently Adopted Accounting Pronouncements

IFRS 9 “Financial Instruments” addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules of hedge accounting and a new impairment model for financial assets, and should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. We adopted IFRS 9 in the financial reporting period commencing July 1, 2018. We completed our review of IFRS 9 and did not identify any significant impact on the reclassification and measurement of financial instruments.

In May 2014, IASB issued IFRS15 “Revenue from Contracts with Customers”. The core principle of IFRS 15 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard should be applied in an entity’s IFRS financial statements for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted.

We elected to use modified retrospective transition method and has recognized the cumulative effect of initial application as an adjustment to the opening balance of equity at July 1, 2018. Therefore, comparative information has not been restated and continues to be reported under IASs 11 and 18. As allowed by IFRS 15, we have applied the new requirements and made an adjustment only to contracts that were not completed before July 1, 2018. We recorded a net increase to opening retained earnings of approximately RMB 18.3 million (US$2.7 million) as of July 1, 2018 due to the cumulative impact of adopting IFRS 15, with the impact primarily related to the capitalization of costs to obtain a contract which were previously expensed as incurred. Certain commissions and bonuses earned by our employees are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over the expected enrolment period. As of December 31, 2018, the contract costs of RMB11.2 million (US$1.6 million) expected to be recovered within one year was included in “Other current assets” and contract costs of RMB14.6 million (US$2.1 million) expected to be recovered more than one year was included in “Deferred Cost”.

The Company expects to host its conference call for the financial results of the first six months of fiscal year 2019 at 9:00 am Eastern Time (6:00 am Pacific Time/9:00 pm Beijing Time) on Wednesday, March 27, 2019. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call
Date:	March 27, 2019
Time:	9:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education/HLG

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through April 3, 2019. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally and entering access code No. 10129913.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly values the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual classrooms and languages used include Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative relations with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other
Comprehensive Income

(Amounts in thousands, except per share data)

	For Six Months Ended
	December 31,		December 31,
	2018		2017
	RMB	USD	RMB
Revenue	652,715	94,933	502,673
Cost of revenue	(454,983)	(66,175)	(386,112)

Gross profit	197,732	28,758	116,561
Other income	9,866	1,435	1,045
Selling expenses	(9,877)	(1,437)	(20,212)
Administrative expenses	(32,553)	(4,735)	(19,679)

Operating profit	165,168	24,021	77,715
Net finance income	12,463	1,813	6,110

Profit before tax	177,631	25,834	83,825
Tax expense	(48,049)	(6,988)	(5,890)

Net profit for the period	129,582	18,846	77,935
Profit attributable to:
Net profit attributable to the group’s shareholders	119,922	17,441	77,935
Net profit attributable to non-controlling interests	9,660	1,405	-

Other comprehensive income/(loss)	3,223	469	(3,482)
Total comprehensive income	132,805	19,315	74,453
Comprehensive income attributable to:
Comprehensive income attributable to the group’s shareholders	123,145	17,910	74,453
Comprehensive income attributable to non-controlling interests	9,660	1,405	-

Earnings per share
Basic earnings per share	0.29	0.04	0.19
Diluted earnings per share	0.29	0.04	0.19

Weighted average shares outstanding
Basic	412,450,256	412,450,256	411,316,022
Diluted	412,450,256	412,450,256	412,034,205

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of December 31,		As of June 30,
	2018		2018
	RMB	USD	RMB
Assets
Property and equipment, net	658,260	95,740	679,081
Intangible assets and goodwill, net	95,632	13,909	78,747
Deferred cost	14,579	2,120	-
Prepayments to third party suppliers	2,460	358	92
Non-current assets	770,931	112,127	757,920

Other receivables due from related parties	97,607	14,196	95,128
Other current assets	27,351	3,978	15,182
Term Deposits held at a related party finance entity	394,400	57,363	204,000
Cash and cash equivalents	1,244,370	180,986	812,620
Current assets	1,763,728	256,523	1,126,930

Total assets	2,534,659	368,650	1,884,850

Equity
Share capital	268	39	268
Share premium	134,583	19,574	134,583
Contributed capital	236,034	34,330	235,895
Reserves	338,750	49,269	312,667
Retained earnings	753,587	109,605	638,246

Total Hailiang Education Group Inc. shareholders' equity	1,463,222	212,817	1,321,659
Non-controlling interests	24,739	3,598	13,154
Total equity	1,487,961	216,415	1,334,813

Liabilities
Trade and other payables due to third parties	155,290	22,584	141,504
Other payables due to related parties	152,952	22,246	138,215
Deferred revenue	645,600	93,899	212,969
Income tax payable	88,602	12,887	57,349
Deferred tax liabilities	4,254	619	-

Total liabilities	1,046,698	152,235	550,037

Total equity and liabilities	2,534,659	368,650	1,884,850

The foreign exchange of RMB into US$ has been made at RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.